Exhibit (a)(5)(ii)

Press Release

FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 250-5536
Shareholder Account Information (800) 294-4366
Deutsche Closed-End Funds (800) 349-4281
or 00-800-2287-2750 from outside the US

The Central Europe, Russia and Turkey Fund, Inc. Announces Final Results of Tender Offer

NEW YORK, NY September 15, 2014 – The Central Europe, Russia and Turkey Fund, Inc. (NYSE: CEE) (the “Fund”) announced today that, in accordance with its tender offer for up to 5% of its issued and outstanding shares of common stock, which offer expired at 5:00 p.m. Eastern time on September 9, 2014, the Fund has accepted 504,456 properly tendered shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on September 10, 2014.  The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading.  6,879,428.42 shares of the Fund’s common stock, or 68.19% of its common stock outstanding were tendered through the stated expiration date.  The tender offer for the Fund was oversubscribed, meaning that pursuant to the terms of the tender offer, not all shares that were tendered were accepted for payment by the Fund.  Under the final pro-ration calculations, 7.33% of the Fund’s shares that were tendered has been accepted for payment by the Fund.  The shares accepted for payment will receive cash at a repurchase offer price of $29.88, which is equal to 98% of the Fund’s NAV per share as determined by the Fund on September 10, 2014.  Those shares that were tendered but not accepted for payment will continue to be held by their record owners.

For more information on the Fund, including its most recent month-end performance, visit deutschefunds.com or call (800) 349-4281 or 00-800-2287-2750 from outside the US.

Important Information

The Central Europe, Russia and Turkey Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey. Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below, or above net asset value. There can be no assurance that the Fund’s discount management program will be effective in reducing the Fund’s market discount.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, the Fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in those regions and potentially subjecting the Fund’s shares to greater price volatility. Some funds have more risk than others. These include funds, such as the Fund, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization, or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

If the United States or other nations or international organizations impose economic or other sanctions in addition to those already imposed by the United States, the European Union and other countries or take other actions affecting Russian individuals, Russian issuers or the Russian economy, such sanctions or actions may materially adversely affect the value or liquidity of the Fund’s portfolio, as may the food embargoes or any additional countermeasures or retaliatory measures that may be taken by Russia.  As a result of the ongoing disputes between the Ukraine and Russia, the European Union, the United States and other countries have imposed sanctions that have adversely affected Russian individuals, issuers and the Russian economy, and Russia in turn has imposed sanctions targeting Western individuals and businesses.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.  (R-35900-1)   (9/14)